SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

September 23, 2014

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Draft Registration Statement on Form S-1

Submitted July 24, 2014

CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated August 19, 2014 (the “Comment Letter”), with respect to the Company’s draft Registration Statement on Form S-1 submitted on July 24, 2014 (the “Draft Registration Statement”) and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to part one of the Staff’s comment, the Company advises the Staff that, to its knowledge, no written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company acknowledges the Staff’s comment and undertakes to provide the Staff with any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in the future.

Securities and Exchange Commission	September 23, 2014

In response to part two of the Staff’s comment, the Company advises the Staff that, to its knowledge, no such research reports have been published or distributed. The Company acknowledges the Staff’s comment and undertakes to provide the Staff with any such research reports that are published or distributed in the future.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

The Company acknowledges the Staff’s comment and confirms that it will not circulate copies of its prospectus until it has included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information the Company may exclude in reliance upon Rule 430A of Regulation C. The Company undertakes to provide in future amendments all information in the Registration Statement that it is not entitled to omit under Rule 430A of Regulation C. The Company understands that the Staff requires sufficient time to review the Company’s complete disclosure and may have additional comments.

3.	Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including, but not limited to, market research reports and data prepared by Euromonitor, Nielsen, GfK, IRI, American Pet Products Association, Packaged Facts and Competitrack. Confirm for us that these documents are publicly available. If you funded or were otherwise affiliated with any of the studies or reports you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study.

The Company advises the Staff that the Company is supplementally providing the Staff with a binder (the “Supplemental Binder”) that contains copies of the industry analysis and reports cited in the Registration Statement or relied upon in the preparation of the Registration Statement (the “Industry Materials”). The Company confirms that the Industry Materials are available to the public for a fee. The Company respectfully informs the Staff that none of the reports were funded by the Company and the Company is not otherwise affiliated with the studies and reports in the Industry Materials. The Company confirms that none of the Industry Materials were prepared by a third party for inclusion in the Registration Statement.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Supplemental Binder is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Binder be returned to the Company upon completion of your review thereof. As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the Supplemental Binder is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the Supplemental Binder is not being filed in electronic format.

Securities and Exchange Commission	September 23, 2014

4.	For each statement describing your competitive position in your industry and segment, your leadership position and your comparative rate of growth, please disclose the metrics upon which you base such claims and provide us with supplemental support. Similarly, with regard to your statements about industry trends (such as “humanization”) and consumer preferences, please provide us with supplemental support. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement (for example, your own belief) or delete it.

In response to part one of the Staff’s comment, the Company respectfully advises the Staff that it has disclosed on page iii of the Registration Statement under “Industry and Market Data” that when describing its share and market share, unless otherwise indicated, all such information is based on retail sales rather than volume sold. In addition, the Company has included a definition for “retail sales” or “sales at retail” on page ii of the Registration Statement, which specifies that such terms refer to sales at retail value by its retail partners to consumers. The Company advises the Staff that the Supplemental Binder contains copies of materials which support the statements regarding the Company’s industry, segment, leadership position and rate of growth set forth in the Registration Statement.

In response to part two of the Staff’s comment, the Company has revised its disclosure on pages 2 and 67 of the Registration Statement to clarify the basis for certain statements about consumer preferences. The Company advises the Staff that the Supplemental Binder contains copies of materials which support the statements regarding industry trends and consumer preferences set forth in the Registration Statement.

5.	For each instance in which you discuss your projected growth, please provide balancing language which mentions your stated belief that your growth rate will decline as your scale increases. We note in that regard your statements on page 1 and 55 that you are “in the early innings of your growth,” as well as your statements on page 16 and 42 describing the expected decline of your growth rate.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 56 of the Registration Statement accordingly.

Industry and Market Data, page ii

Market Segments, page iii

6.	Please tell us whether the requirements listed here and on page 62 represent the complete set of criteria by which you define the Wholesome Natural market segment. If there are other criteria, please revise your disclosure to include them.

The Company has revised its disclosure on pages iii and 62 of the Registration Statement and confirms that the requirements listed on such pages represent the complete set of criteria by which the Company defines the Wholesome Natural market segment.

7.	You state on page iii that your market segmentation reflects consumer preferences “as evidenced by the disparity among the growth rates of the different market segments.” You also state on pages 2 and 62 that the Wholesome Natural and Therapeutic market segments “are growing faster than the rest of the market.” Furthermore, you characterize the Wholesome Natural market segment here and on pages 4, 6, 64, and 79 as “fast-growing.” Please support these statements by providing comparative growth rates for the market segments you have delineated.

The Company advises the Staff that the Supplemental Binder (Tabs B-10, B-32 and B-43) contains copies of materials which provides the comparative growth rates for the market segments delineated in the Registration Statement and supports the statements regarding the fast-growing Wholesome Natural market segment in the Registration Statement.

Securities and Exchange Commission	September 23, 2014

Letter from our Founder, page iv

8.	We note your statement on page v that “unlike the mega corporations with whom (you) compete, pet products is the only business (you are) in.” Please revise to clarify, if true, that you also compete with companies that solely operate in the pet products industry.

In response to the Staff’s comment, the Company has revised its disclosure on page vi of the Registration Statement accordingly.

9.	Please ensure that all industry jargon is sufficiently defined and explained. For example, explain what you mean by “cold-formed” on pages iv, 2, and 67. Explain how this process helps preserve the potency of the nutrients.

In response to the Staff’s comment, the Company has revised its disclosure on page ii of the Registration Statement to include definitions for industry jargon, including the term “cold-formed”.

10.	You characterize your Life Protection Formula as a “unique, two part food.” Please confirm that your competitors do not offer “two part” foods. Alternatively, please revise to clarify this statement.

In response to the Staff’s comment, the Company has revised its disclosure on page v of the Registration Statement accordingly.

Prospectus Summary, page 1

Blue Buffalo: A New Breed, page 1

11.	We note your statement here and in multiple other places in the filing that BLUE is a “billion dollar brand based on sales at retail.” Because such a statement is usually interpreted to refer to annual sales or revenue, and you appear to have less than a billion dollars of annual sales or revenue, please revise each such reference to clarify the basis for your statement.

The Company respectfully submits that “billion dollar brand based on sales at retail” refers to sales made by the Company’s retail partners and distribution partners, and not to the Company’s sales or revenues. For added clarity, the Company has revised its disclosure on page ii of the Registration Statement to include a definition of “sales at retail.”

The Industry Where We Operate: Large and Attractive, page 2

12.	You state here and on page 71 that you have “the broadest portfolio of products of any natural pet food brand in the United States.” Please confirm that this statement is not limited to those brands in the Wholesome Natural market segment, but instead applies to all brands that fall under the AAFCO definition of “natural” provided on page ii. Alternatively, please revise the statement.

The Company confirms that this statements applies to all brands that fall under the AAFCO definition of “natural” provided on page ii of the Registration Statement.

Feed Pets More of Our Products, page 7

13.	You state here and on pages 60 and 80 that your cat litter is a “natural” product. As it appears your definition of the word “natural” on page ii applies only to pet foods, please clarify the meaning of the term “natural” as applied to your cat litter.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 7, 60, 74 and 80 of the Registration Statement accordingly.

Securities and Exchange Commission	September 23, 2014

Risk Factors, page 15

14.	We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

The Company advises the Staff that it currently expects not to take advantage of the extended transition period for the implementation of new or revised accounting standards and has revised its disclosure on pages 9, 32 and 54 of the Registration Statement accordingly.

Management’s Discussion & Analysis, page 41

Overview, page 42

15.	You state here that you have grown at a faster rate than the overall pet food industry, and that your net sales have increased at a CAGR of 56% from 2010 to 2013. For the purposes of comparison, please expand this disclosure to provide the growth rate of the overall pet food industry over a comparable time period.

In response to the Staff’s comment, the Company has revised its disclosure on pages 42 to 43 of the Registration Statement accordingly.

Results of Operations, page 44

16.	We note that you report net sales under this heading and in your income statements, and that you disclose in your revenue recognition policy on page F-9 that revenue consists of sales to customers, net of returns, discounts, and trade promotions (i.e. contra revenue items). Please expand your MD&A to discuss the magnitude of these contra revenue items, highlighting any unusual events, transactions or promotion programs that significantly impacted your sales in any of the periods presented, to comply with Item 303(a)(3)(i) of Regulation S-K.

The Company advises the Staff that there were no unusual or infrequent events, transactions or promotional programs which significantly impacted the Company’s sales in any of the periods presented. The Company respectfully submits that, since there were no such unusual events, transactions or promotional programs, no revisions to the Registration Statement disclosing the magnitude of such contra revenue items are necessary. In addition, the Company advises the Staff that there were no other significant components of revenues that need to be described in the Registration Statement in order to understand the Company’s results of operations, except for the impact of incremental product placement fees on the Company’s results of operations for the six months ended June 30, 2014 in respect of Wet Foods, Treats and Other Products, as disclosed on page 45 of the Registration Statement. The Company undertakes to describe in the future any other significant components of revenues that would be material to investors’ understanding of the Company’s results of operations.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 47

17.	We note your statement that “strong performance by each of (your) product lines, as well as the introduction of new products” were “major contributors to growth.” Please expand to indicate how much each of these factors contributed to your growth.

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of the Registration Statement accordingly.

Securities and Exchange Commission	September 23, 2014

Financial Condition, Liquidity and Capital Resources, page 50

18.	We note you disclose that in 2012 you obtained $400 million in term loans under your senior secured credit facilities to pay $400 million in dividends to your stockholders. Please expand your disclosure to discuss the reason for this dividend payout, which appears inconsistent with the covenants of your credit facilities which restrict dividend payments as described on page 52, and with your dividend policy of paying dividends out of surplus or net profits as described on page 101. Additionally, discuss the impact of this dividend payout on your future liquidity and the course of action you plan to take to remedy this liquidity deficiency, to comply with Item 303(a)(1) of Regulation S-K.

In response to part one of the Staff’s comment, the Company notes that, while its credit facilities contain covenants that restrict dividend payments, the first dividend payment of $350.0 million was specifically contemplated and permitted under the terms of its credit facilities. In addition, the Company had sought and obtained consent from the lenders under its credit facilities to the second dividend payment of $50.0 million, as set forth on page 111 of the Registration Statement. The Company therefore respectfully submits that the dividend payments aggregating $400.0 million were not inconsistent and did not violate the covenants of its credit facilities. In addition, the Company notes that the payment of dividends out of surplus or net profits as described on page 104 of the Registration Statement is not intended to describe the Company’s dividend policy and is instead a general statement of the Delaware General Corporation Law to which the Company is subject. The Company respectfully submits that its past dividend payment reflects its previous dividend policy and does not conflict with its current dividend policy. The Company notes that it has disclosed on pages 29, 35 and 104 of the Registration Statement that although it has paid cash dividends in the past, it does not have any current plans to pay dividends.

In response to part two of the Staff’s comment, the Company notes that the dividend payout is not expected to have a material impact on its future liquidity and respectfully submits that no revisions to the Registration Statement disclosing the course of action to remedy such liquidity deficiency are necessary because these dividends did not result in a liquidity deficiency.

Cash Flows, page 51

Cash Provided by Operating Activities, page 51

19.	We note that your net cash provided by operating activities increased by $53.9 million in the fiscal year ended December 31, 2012, as compared to a $4.6 million increase in the fiscal year ended December 31, 2013. Please expand your discussion here of year-over-year changes in cash provided by operating activities to explain why you had “favorable changes in working capital” in the fiscal year ended December 31, 2012 but then had an “increase in working capital needs to support (your) growth” in the fiscal year ended December 31, 2013.

In response to the Staff’s comment, the Company has revised its disclosure on page 51 of the Registration Statement accordingly.

Business, page 56

Our Manufacturing Network, page 75

20.	We note your disclosure regarding multi-year contracts that guarantee an amount of monthly production capacity and annual or multi-year fixed tolling charges, while assuring the contract manufacturers a minimum order volume on a monthly or quarterly basis. Clarify for us whether the contractual obligations table on page 52 reflected these minimum order purchase obligations to the contract manufacturers, and if not please explain the reason. Refer to Item 303(a)(5) of Regulation S-K for further guidance.

In response to the Staff’s comment, the Company has revised its disclosure on page 52 of the Registration Statement accordingly.

Securities and Exchange Commission	September 23, 2014

Executive Compensation, page 90

21.	Please expand your disclosure under this section to include information for your two most recently completed fiscal years. Refer to Item 402(n)(1) of Regulation S-K.

The Company respectfully submits that pursuant to Instruction 1 to Item 402(n) of Regulation S-K, information with respect to the fiscal year prior to the last completed fiscal year will not be required if a company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act at any time during that year, except that such company will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement. Since the Company has not been a reporting company at any time and has not previously provided the information required by Item 402(n) for the fiscal year 2012 in response to a Commission filing requirement, the Company respectfully advises the Staff that it has concluded that, pursuant to Instruction 1 to Item 402(n), no disclosure with respect to the fiscal year 2012 is required.

Principal and Selling Stockholders, page 98

22.	You state in Footnote 1 to the table that Jacqueline Bishop may be deemed to beneficially own the shares of common stock held of record by The Bishop Family Limited Partnership. Please provide us with your analysis as to why William Bishop and William Bishop, Jr. are not beneficial owners of the common stock held of record by the Partnership.

The Company advises the Staff that The William W. Bishop Children’s Spray Trust (the “Trust”) is the general partner of The Bishop Family Limited Partnership (the “Bishop Partnership”). Jacqueline Bishop was the former trustee of the Trust but is no longer the trustee. Stephen Saft is the sole trustee of the Trust and, as a result, has sole voting and dispositive power over the shares of common stock held of record by the Bishop Partnership. The Company also respectfully advises the Staff that William Bishop, Jr. is a primary beneficiary of the Trust and, collectively with Christopher T. Bishop, has the ability to remove and replace the trustee of the Trust that acts as general partner of the Bishop Partnership. As a result, William Bishop, Jr. may be deemed to possess beneficial ownership of the shares of common stock held of record by the Bishop Partnership. William Bishop, Jr. disclaims beneficial ownership of the shares of common stock held by the Bishop Partnership. The Company has revised its disclosure on page 102 of the Registration Statement accordingly.

Description of Certain Indebtedness, page 108

Prepayments, page 109

23.	We note your disclosure here that you were not required to make an excess cash flow payment in 2013. Please tell us whether you were required to make either of the two other types of mandatory prepayments contemplated in this section. If you were required to do so, please revise to disclose.

The Company advises the Staff that the Company was not required to make either of the two other types of mandatory prepayments contemplated in such section. In response to the Staff’s comment, the Company has revised its disclosure on page 112 of the Registration Statement accordingly.

Financial Statements

General

24.	Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has updated its financial statements to include its results for the six months ended June 30, 2013 and 2014.

Securities and Exchange Commission	September 23, 2014

Report of Independent Registered Public Accounting Firm, page F-2

25.	Please have your auditor provide a revised report that indicates the city and state in which the report was issued to comply with Rule 2-02(a) of Regulation S-X.

In response to the Staff’s comment, the Company has included in the Registration Statement a revised report from its auditors which indicates the city and state in which the report was issued.

Segment Reporting, page F-9

26.	We note you disclose under this heading that you manage your business on the basis of one reportable segment. However we note you disclose on page 73 that products that use less common proteins, which typically cost more, or that use specialized formulas are significantly more expensive to produce, are sold at a higher price to offset the higher ingredient costs and typically have higher gross margins than otherwise similar products in your product portfolio.

Clarify for us how you have met the aggregation criteria for your operating segments under FASB ASC 280-10-50-11 given your dissimilar product gross margins, or how you have concluded that you do not have more than one reportable segment pursuant to ASC 280-10-50-10. Additionally, tell us how you have considered the guidance under ASC 280-10-50-40 with regard to disclosing revenue for each of your similar product group.

The Company advises the Staff that the Company has considered the segment reporting guidance set forth in Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 280-10-50-1 through 50-9 and concluded that the Company only has one operating segment. As a result, the Company respectfully submits that FASB ASC 280-10-50-11 is not applicable.

Pursuant to FASB ASC 280-10-50-1, an operating segment is a component of a public entity with the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

The Company’s Chief Executive Officer (“CEO”) serves as the chief operating decision maker of the Company (“CODM”) and is responsible for allocating resources to, and assessing the performance of, the Company’s business. On a monthly basis, the operating results of the Company are reviewed by the CEO on a consolidated basis for the Company as a whole, and the CEO uses this consolidated information as he makes decisions around resource allocation and assessing business performance. Although the CEO is presented with and reviews revenue by customer, product line, species and product type, all other financial information (e.g. cost of goods sold, selling, general and administrative expenses, balance sheet metrics, etc.) is presented to and reviewed by the CEO on a consolidated basis for the Company as a whole. In addition, the CEO’s executive leadership team is not structured by customer, product line, species or product type, but rather by key functional area (e.g. sales, operations, finance, human resources, legal, etc.). Accordingly, on the basis of our overall analysis, the Company respectfully submits that it operates as one segment (total Company).

As noted above, the Company respectfully submits that because it only has one operating segment, which also represents its only reportable segment, the aggregation criteria under FASB ASC 280-10-50-11 is not applicable.

Securities and Exchange Commission	September 23, 2014

The Company advises the Staff that the Company has also considered the guidance under FASB ASC 280-10-50-40, which requires disclosure of revenue for each group of similar products. The Company has determined that it generates revenues from a single similar group of pet products. For purposes of providing additional information to potential investors in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Business” sections of the Registration Statement, the Company has grouped its products into one of two product categories: 1. Dry Foods and 2. Wet Foods, Treats and Other Products. As Dry Food products account for a significant portion of the Company’s revenues, the Company believes that this two-part presentation will enable potential investors to better understand the Company’s operations and performance and the composition of its revenues. However, the products under these two categories are similar in nature and subject to common ingredient purchasing and production processes, as well as similar distribution and retail arrangements. In addition, as noted above, the Company assesses the performance of its products on a consolidated basis and allocates resources on a similar basis. The Company accordingly concluded that the two categories do not meet the criteria under FASB ASC 280-10-50-1 as separate segments and do not constitute dissimilar types of products or a basis for resource allocation.

Exhibits and Financial Statement Schedules, page II-3

27.	Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has included in the Registration Statement the Company’s charter and bylaws as currently in effect.

28.	We note your disclosure on page 18 describing your dependence on two large retail partners for a large portion of your sales, as well as your dependence on a limited number of manufacturers for your supply of products. Please tell us what consideration you have given to filing your agreements with these partners in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please file the agreements.

The Company advises the Staff that the Company does not enter into contracts with these two large retail partners and instead receives purchase orders from such retail partners. The Company advises the Staff that the contracts it enters into with its contract manufacturers are made in the ordinary course of business, none of which the Company’s business is substantially dependent on. For the six months ended June 30, 2014, none of the contract manufacturers produced more than 20% of the total volume of the Company’s products. The Company expects that, with the recent commencement of operations at the Company’s Heartland manufacturing facility, none of its contract manufacturers will produce more than 15% of the total volume of the Company’s products in 2015. Further, the contracts with the Company’s contract manufacturers typically include provisions that require at least three months’ notice for termination of such contracts and provide for a ramp down period, which the Company believes would provide it with sufficient time to increase its manufacturing orders at its other contract manufacturers. In addition, as part of its supply chain management, the Company also typically ensures it has excess contract manufacturing capacity in the event of any unplanned reduction in contract manufacturing capacity at any of its contract manufacturers. The Company confirms that none of the Company’s contracts with its contract manufacturers were entered into with the directors, officers, promoters, voting trustees and security holders named in the Registration Statement, or underwriters in this offering. Therefore, the Company respectfully submits that such contracts are not required to be filed as part of the Registration Statement pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Securities and Exchange Commission	September 23, 2014

General

Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

The Company is aware that the Staff will need a no objection letter from FINRA prior to the effectiveness of the Registration Statement and will provide the Staff with such letter or a call from FINRA informing the Staff that FINRA has no additional concerns as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

* * * * * * *

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson